SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Industry Canada	Industrie Canada

Certificate	Certificat
of Amalgamation	de fusion

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

Industry Canada	Industrie Canada	FORM 9	FORMULE 9
		ARTICLES OF AMALGAMATION	STATUTS DE FUSION
Canada Business	Loi canadienne sur les	(SECTION 185)	(ARTICLE 185)
Corporations Act	sociétés par actions

1. Name of the Amalgamated Corporation

The Bell Telephone Company of Canada or Bell Canada

2. The province or territory in Canada where the registered office is to be situated

Province of Quebec

3. The classes and any maximum number of shares that the corporation is authorized to issue

Set out in Schedule 1 annexed to and incorporated in these Articles of Amalgamation

4. Restrictions, if any, on share transfers

None

5. Number (or minimum and maximum number) of directors

Minimum of 5 and maximum of 20

6. Restrictions, if any, on business the corporation may carry on

None

7. Other provisions, if any

Without in any way limiting the powers conferred upon the corporation and its directors by the Canada Business Corporations Act, the board of directors of the corporation may, without authorization of the shareholders, from time to time on behalf of the corporation in such amounts and on such terms as it deems expedient:

a)	borrow money upon the credit of the corporation;

b)	issue, reissue, sell or pledge debt obligations of the corporation;

c)	to the extent permitted by the Canada Business Corporations Act, give guarantees on behalf of the corporation to secure performance of an obligation of any person; and

d)
charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed or other debt or liability of the corporation.

The board of directors may from time to time delegate to such one or more of the directors and officers of the corporation as may be designated by the board all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of each such delegation.

8. The amalgamation has been approved pursuant to that section or subsection of the Act which is indicted as follows:

9. Name of the amalgamating	Corporation No.	Signature	Date	Title
corporations

The Bell Telephone Company of Canada or Bell Canada La Compagnie de Téléphone Bell du Canada ou Bell Canada	427415-6	Siim A. Vanaselja	2004-12-31	Authorized Officer

Bell West Inc. Bell Ouest Inc.	355454-6	Stephen G. Wetmore	2004-12-31	Authorized Officer

SCHEDULE 1

1.	Classes and Number of Shares

The classes and any maximum number of shares that the Corporation is authorized to issue are as follows:

	(a)	an unlimited number of common shares (herein referred to as the ‘‘Common Shares”);

	(b)	an unlimited number of Class A preferred shares (herein referred to as the ‘‘Class A Preferred Shares”) issuable in series of which

		(i)	1,700,000 are designated as $2.25 Cumulative Redeemable Class A Preferred Shares Series 1 (the ‘‘Series 1 Preferred Shares”)
		(ii)	3,500,000 are designated as $1.80 Cumulative Redeemable Class A Preferred Shares Series 2 (the ‘‘Series 2 Preferred Shares”)
		(iii)	7,000,000 are designated as $1.96 Cumulative Redeemable Convertible Class A Preferred Shares Series 3 (the ‘‘Series 3 Preferred Shares”)
		(iv)	10,000,000 are designated as $2.05 Cumulative Redeemable Convertible Class A preferred Shares Series 4 (the ‘‘Series 4 Preferred Shares”)
		(v)	11,812,500 are designated as $2.70 Cumulative Redeemable Convertible Class A Preferred Shares Series 5 (the ‘‘Series 5 Preferred Shares”)
		(vi)	250 are designated as Cumulative Redeemable Class A Preferred Shares Series 6 (the ‘‘Series 6 Preferred Shares”)
		(vii)	1,250,000 are designated as Cumulative Redeemable Price Adjusted Floating Rate Class A Preferred Shares Series 7 (the ‘‘Series 7 Preferred Shares”)
		(viii)	6,000,000 are designated as $1.94 Cumulative Redeemable Retractable Class A Preferred Shares Series 8 (the ‘‘Series 8 Preferred Shares”)
		(ix)	5,000,000 are designated as 7.50% Cumulative Redeemable Retractable Class A Preferred Shares Series 9 (the ‘‘Series 9 Preferred Shares”)
		(x)	20,000,000 are designated as Cumulative Redeemable Retractable Reset Class A Preferred Shares Series 10 (the ‘‘Series 10 Preferred Shares”)
		(xi)	300 are designated as Perpetual Cumulative Reset Redeemable Class A Preferred Shares Series 11 (the ‘‘Series 11 Preferred Shares”)
		(xii)	400 are designated as Perpetual Cumulative Reset Redeemable Class A Preferred Shares Series 12 (the ‘‘Series 12 Preferred Shares”)
		(xiii)	290 are designated as Perpetual Cumulative Reset Redeemable Class A Preferred Shares Series 13 (the ‘‘Series 13 Preferred Shares”)
		(xiv)	270 are designated as Perpetual Cumulative Reset Redeemable Class A Preferred Shares Series 14 (the ‘‘Series 14 Preferred Shares”)
		(xv)	24,000,000 are designated as Cumulative Redeemable Class A Preferred Shares Series 15 (the ‘‘Series 15 Preferred Shares”)
		(xvi)	24,000,000 are designated as Cumulative Redeemable Class A Preferred Shares Series 16 (the ‘‘Series 16 Preferred Shares”)
		(xvii)	22,000,000 are designated as Cumulative Redeemable Class A Preferred Shares Series 17 (the ‘‘Series 17 Preferred Shares”)
		(xviii)	22,000,000 are designated as Cumulative Redeemable Class A Preferred Shares Series 18 (the ‘‘Series 18 Preferred Shares”)
		(xix)	22,000,000 are designated as Cumulative Redeemable Class A Preferred Shares Series 19 (the ‘‘Series 19 Preferred Shares”)
		(xx)	22,000,000 are designated as Cumulative Redeemable Class A Preferred Shares Series 20 (the ‘‘Series 20 Preferred Shares”)

	(c)	an unlimited number of Class B preferred shares (herein referred to as the ‘‘Class B Preferred Shares”);

	(d)	an unlimited number of Class C preferred shares (hereinafter referred to as the “Class C Preferred Shares”).

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: March 17, 2005